Personal Airline

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
BOA Savings #0973	36,233.82
Flight Funds Chk. # 3999	100.03
Mackinac Air Checking	500.00
Op Account Checking #9354	-5,836.31
PayPal Bank	0.00
Total Bank Accounts	**$30,997.54**
Accounts Receivable	
Accounts Receivable	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Deposits & Retainers	0.00
Merchant Services Reserve	0.00
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$30,997.54**
TOTAL ASSETS	**$30,997.54**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	0.00
Total Accounts Payable	**$0.00**
Credit Cards	
Credit Card #5954	25,227.72
Total Credit Cards	**$25,227.72**
Other Current Liabilities	
Azzarello Loan	-650.00
Department of Treasury Payable	0.00
Interest Payable	178,496.56
Total Other Current Liabilities	**$177,846.56**
Total Current Liabilities	**$203,074.28**

Personal Airline

Balance Sheet
As of December 31, 2023

	TOTAL
Long-Term Liabilities	
Convertible Note - Aug 2022	116,304.38
Convertible Note - Jan 2019	75,000.00
Convertible Note - Jan 2021	1,085,000.00
Crowd Funder May 2016 Series 1	5,000.00
Loan	95,848.32
Total Long-Term Liabilities	**$1,377,152.70**
Total Liabilities	**$1,580,226.98**
Equity	
Capital Stock	695,258.68
Opening Balance Equity	0.00
Reconciliation Discrepancies E	-12,178.55
Retained Earnings	-1,950,117.91
Net Income	-282,191.66
Total Equity	**$ -1,549,229.44**
TOTAL LIABILITIES AND EQUITY	**$30,997.54**

Personal Airline

Profit and Loss

January - December 2023

	TOTAL
Income	
PayPal Sales	81,373.90
Sales	47,536.25
Total Income	**$128,910.15**
Cost of Goods Sold	
Charter Services	92,325.00
Total Cost of Goods Sold	**$92,325.00**
GROSS PROFIT	**$36,585.15**
Expenses	
Advertising & Marketing	12,684.96
Agency Fees	8,600.00
Design & Development	936.00
Digital Advertising	1,107.32
Google	2,684.53
Print / Other	3,380.00
Social Media	1,678.78
Total Advertising & Marketing	**31,071.59**
Automobile Expense	89.00
Bank Fees	5,286.76
Business Gifts	1,781.49
Business Licenses & Fees	945.00
Business Licenses and Permits	1.00
Computer and Internet Expenses	107.17
Dues and Subscriptions	5,980.00
Federal Excise Tax	5,492.14
Income Tax	800.00
Insurance Expense	571.06
Interest Expense	60,178.61
IT Infrastructure	13,865.36
Hosting Services	6,461.19
IT Professional Services	4,500.00
Total IT Infrastructure	**24,826.55**
Merchant Account Fees	4.98
Office Supplies	471.53
PayPal Fees	4,485.45
Payroll Expenses	2,593.81
State Payroll Taxes	498.07
Total Payroll Expenses	**3,091.88**
Professional Fees	12,339.00
Rent Expense	2,679.54

Personal Airline

Profit and Loss
January - December 2023

	TOTAL
Salaries	143,935.37
Staff	229.10
Total Salaries	**144,164.47**
Telephone Expense	583.34
Travel Expense	3.00
Uncategorized Expense (122)	4,000.00
Uncategorized Expenses	12,800.00
Total Expenses	**$321,753.56**
NET OPERATING INCOME	**$ -285,168.41**
Other Income	
Interest Income	20.59
Rewards	2,956.16
Total Other Income	**$2,976.75**
NET OTHER INCOME	**$2,976.75**
NET INCOME	**$ -282,191.66**